NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION PROXY CIRCULAR

OF

AURIZON MINES LTD.

Suite 1120, Cathedral Place

925 West Georgia Street
Vancouver, British Columbia
Canada  V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the shareholders of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Thursday,  May 12, 2011, at the hour of 2:00 p.m., Pacific Daylight Time, for the following purposes:

1.

To receive and consider the Annual Financial Report of the Company containing the audited financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2010;

2.

To fix the number of directors at nine (9);

3.

To elect directors to fill the places of directors whose terms of office expire at the Meeting;

4.

To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Management Information Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.  A copy of the Annual Financial Report has been mailed separately to those shareholders who have requested a copy of the Annual Financial Report.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

DATED this 7th day of April, 2011.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

MANAGEMENT INFORMATION PROXY CIRCULAR
TABLE OF CONTENTS

MANAGEMENT INFORMATION PROXY CIRCULAR	1
APPOINTMENT OF PROXYHOLDER	1
VOTING BY PROXY	1
COMPLETION AND RETURN OF PROXY	1
NON-REGISTERED HOLDERS	2
REVOCABILITY OF PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
ELECTION OF DIRECTORS	3
APPOINTMENT OF AUDITORS	9
STATEMENT OF EXECUTIVE COMPENSATION	10
COMPENSATION DISCUSSION AND ANALYSIS	10
SUMMARY COMPENSATION TABLE	18
INCENTIVE PLAN AWARDS	18
PENSION PLAN BENEFITS	20
TERMINATION AND CHANGE OF CONTROL BENEFITS	20
NON-EXECUTIVE DIRECTOR COMPENSATION	23
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26
INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS	29
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	29
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	29
MANAGEMENT CONTRACTS	30
CORPORATE GOVERNANCE DISCLOSURE	30
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	36
AUDIT COMMITTEE INFORMATION	36
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	36
ADDITIONAL INFORMATION	36
APPENDIX I	37

Management Information Proxy Circular	2011

MANAGEMENT INFORMATION PROXY CIRCULAR

Aurizon Mines Ltd. (the “Company” or “Aurizon”) is providing this Management Information Proxy Circular (the “Information Circular”) and a form of proxy in connection with management's solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on May 12, 2011 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The cost of solicitation by management will be borne by the Company.  The information contained herein is given as of April 7, 2011, unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Common Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Page | 1	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their name but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward Meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Page | 2	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Shares

The Company is authorized to issue unlimited common shares (the “Common Shares”) without par value. The Company is also authorized to issue unlimited preferred shares (the “Preferred Shares”) without par value, of which 8,050,000 are designated Series “A” Convertible Preferred Shares and 1,135,050 are designated Series "B" Convertible Preferred Shares.

Issued and Outstanding Shares

As at the record date of April 7, 2011, there were 162,271,702 Common Shares and no Preferred Shares, Series “A” Convertible Preferred Shares or Series "B" Convertible Preferred Shares issued and outstanding.

Voting Shares

Persons who were registered shareholders of Common Shares at the close of business on April 7, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the Meeting.

Majority Voting Policy

On March 18, 2010, the Board of Directors adopted a policy providing that in an uncontested election of directors, any director nominee in respect of whom a greater number of votes “withheld” than votes “for” are validly cast will promptly submit his or her offer of resignation for the consideration of the Executive Compensation and Corporate Governance Committee.  The Executive Compensation and Corporate Governance Committee will make a recommendation to the Board of Directors after reviewing the matter.  In considering the resignation offer, the Executive Compensation and Corporate Governance Committee and the Board of Directors will consider all factors they deem relevant.  The decision of the Board of Directors whether to accept or reject a resignation offer will be disclosed to the public.  A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Executive Compensation and Corporate Governance Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

Page | 3	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Number of Directors

Shareholder approval will be sought to fix the number of directors of the Company at nine (9).

Director Nominees

With respect to the election of directors, the terms of office of Mr. George Brack, Mr. Andre Falzon, Mr. Ian Walton and Mrs. Diane Francis will expire at the Meeting to be held on May 12, 2011.  Management of the Company proposes to nominate Mr. George Brack for election as a director for a term expiring at the second next following annual general meeting and to nominate Mr. Andre Falzon, Mr. Ian Walton and Mrs. Diane Francis for election as directors for a term expiring at the third next following annual general meeting.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

DIRECTOR NOMINEES

Management of the Company proposes to nominate the following person, whose term as director will expire at the Meeting to be held on May 12, 2011, for election as director for a term expiring at the second next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly as of Dec. 31, 2010 (#)	Value Based on December 31, 2010 TSX Closing Price ($)‚
GEORGE BRACK British Columbia, Canada Age: 49 Director since 2010 Independent: Yes	10,000	72,800

Areas of competencies, skill and experience:  Mergers & Acquisitions, Corporate Development.  Mr. Brack's 25-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions. Most recently, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack spent seven years as President of Macquarie North America Ltd., specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice-President, Corporate Development at Placer Dome Inc., was Vice-President of CIBC Wood Gundy Investment Banking Mining Group, and worked as a Business Analyst for Rio Algom.  Mr. Brack currently serves as a director of Alexco Resource Corp., Capstone Mining Corp., Geologix Explorations Inc., and Silver Wheaton Corp.  Mr. Brack holds an MBA from York University, a BaSc in Geological Engineering from the University of Toronto, and a CFA designation.

Page | 4	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

DIRECTOR NOMINEES

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 12, 2011, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly as of Dec. 31, 2010 (#)	Value Based on December 31, 2010 TSX Closing Price ($)‚
ANDRE FALZON Ontario, Canada Age: 56 Director since 2008 Chairman, Audit Committee Independent: Yes	10,000	72,800

Areas of competencies, skill and experience:  Finance, Accounting & Controls.  Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of financial and management experience.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for Barrick's financial reporting requirements and planning as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently and until December 31, 2006, he was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick's compliance and internal audit functions.  Mr. Falzon is also a Director and the Chairman of the Audit Committee of African Barrick Gold plc.

DIANE M. FRANCIS Ontario, Canada Age: 64 Director since 2007 Member, Environment, Health, Safety & Welfare Committee Member, Audit Committee Independent: Yes	12,000	87,360

Areas of competencies, skill and experience:  Finance & Business.  Mrs. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, event host and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University.

IAN S. WALTON British Columbia, Canada Age: 57 Director since 1993 Executive Vice-President & Chief Financial Officer Independent: No	139,950	1,018,836

Areas of competencies, skill and experience:  Finance, Accounting & Executive Management.  Mr. Walton is the Executive Vice-President and Chief Financial Officer of Aurizon.  Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 29 years. Mr. Walton is responsible for all of the Company's financial activities and treasury functions and is experienced with all aspects of mining finance, including project debt and equity financings.  Mr. Walton has been involved with Aurizon since its inception in 1988.

Page | 5	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly as of Dec. 31, 2010 (#)	Value Based on Dec. 31, 2010 TSX Closing Price ($) ‚
SARGENT H. BERNER British Columbia, Canada Age: 70 Director since 1988 Member, Executive Compensation & Corporate Governance Committee Independent: Yes	310,700	2,261,896

Areas of competencies, skill and experience:  Corporate and Securities Law.  Mr. Berner is the President of Kent Avenue Consulting Ltd., a private company which provides business consulting services to a number of publicly traded companies.  From 1976 to 2004 he was a partner of the Vancouver law firm of DuMoulin Black LLP, specializing in corporate, mining, mergers, acquisitions, reorganizations and securities law, and served as Managing Partner of that firm from 1994 to 1996.  Mr. Berner graduated from the University of British Columbia with a B.A. in 1963 and LL.B. in 1966 and from the London School of Economics, London, England with a LL.M. in 1967. Mr. Berner served as a full-time faculty member of the Faculty of Law, University of British Columbia, from 1968 to 1976.  He was a member of the Corporate and Financial Services Commission, British Columbia, from 1975-1977 and the Vancouver Stock Exchange Advisory Committee, from 1993-1994. Mr. Berner is currently a Retired Member of the Law Society of B.C. and holds directorships in the following reporting issuers (other than Aurizon): Enterprise Energy Resources Ltd., Cream Minerals Ltd., Emgold Mining Corporation, Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc., ValGold Resources Ltd., and Thor Explorations Ltd.  Mr. Berner has been involved with Aurizon since its inception in 1988.

LOUIS DIONNE Ontario, Canada Age: 58 Director since 2006 Chairman, Environment, Health, Safety & Welfare Committee Member, Executive Compensation & Corporate Governance Committee Independent: Yes	12,000	87,360

Areas of competencies, skill and experience:  Mining, Technical & Executive Management.  Mr. Dionne, P. Eng., is a mining engineer consultant and has spent over 30 years in the operation and development of gold properties, most recently as President and CEO of Richmont Mines Inc, a Canadian gold producer.  Prior to his service with Richmont, Mr. Dionne was Senior Vice President, Underground Operations for Barrick Gold Corporation, where he also provided technical input and leadership in the area of corporate mergers and acquisitions.  Mr. Dionne also holds a directorship in one other reporting issuer, Detour Gold Corporation.

Page | 6	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly as of Dec. 31, 2010 (#)	Value Based on Dec. 31, 2010 TSX Closing Price ($) ‚
RICHARD FAUCHER Quebec, Canada Age: 62 Director since 1999 Member, Audit Committee Independent: Yes	20,000	145,600

Areas of competencies, skill and experience:  Mining, Metallurgy & Executive Management.  Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc.; Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Globestar Mining Inc. and Plexmar Resources Inc.

DAVID P. HALL British Columbia, Canada Age: 64 Director since 1988 Chairman, President & Chief Executive Officer Independent: No	858,042	6,246,546

Areas of competencies, skill and experience:  Executive Management, Finance & Accounting.  Mr. Hall is the Chairman, President and Chief Executive Officer of Aurizon and has been involved in the management of mineral exploration, development and operating companies, including Aurizon's predecessor companies, since 1981.  Mr. Hall has been instrumental in securing significant project debt and equity financings for a number of mining projects in Canada.    Mr. Hall also holds a directorship in one other reporting issuer, Yale Resources Ltd.  Mr. Hall has been involved with Aurizon since its inception in 1988.

Page | 7	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly as of Dec. 31, 2010 (#)	Value Based on Dec. 31, 2010 TSX Closing Price ($)‚
BRIAN S. MOORHOUSE British Columbia, Canada Age: 71 Director since 1988 Lead Director Chairman, Executive Compensation & Corporate Governance Committee Member, Environment, Health, Safety & Welfare Committee Independent: Yes	221,700	1,613,976

Areas of competencies, skill and experience:  Investment Management & Finance.  Mr. Moorhouse is President of Vega Management Corporation, a private investment management company of which he is also the principal shareholder. Mr. Moorhouse has a commerce degree with a major in economics and he formerly worked in the investment industry as an institutional advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd.  Mr. Moorhouse has been involved with Aurizon since its inception in 1988.



The information as to country and province or state of residence, principal occupation and shareholdings, not being within the knowledge of the Company, has been furnished by the respective nominees and directors.

‚

Common Shares beneficially owned, controlled or directed, directly or indirectly as at December 31, 2010, is based upon information furnished to the Company by individual directors.  The TSX closing price of the Company's Common Shares on December 31, 2010, was $7.28.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Other than as disclosed below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

Page | 8	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

(c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd. (“ValGold”).  On December 8, 2008, ValGold was subject to a management cease trade order for failing to file financial statements.  ValGold subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.  On December 7, 2009, ValGold was subject to a cease trade order for failing to file financial statements.  ValGold subsequently completed the filing of its required financial statements and the cease trade order was lifted on December 16, 2009.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, are the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PWC as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

The following table sets forth fees paid to PWC by the Company for the two years ended December 31, 2010 and 2009 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2010	Dec. 31, 2009
Audit Fees
Financial statements	$261,374	$280,000
Quarterly reviews	13,650	20,000
Total audit fees:	275,024	300,000
Tax Fees (1)	17,450	47,750
Audit-Related Fees
Prospectus, IFRS, SEC comment letters, and consulting	43,006	47,500
All Other Fees:	65,900	-
Total fees	$401,380	$395,250

(1)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company's activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

The Company's Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.

Page | 9	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

About the Company

Aurizon is a Canadian-based gold producer with operations, development and exploration activities in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions.  Since 1988, Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.  Aurizon's head office is located in Vancouver, B.C., with its technical team located in Val d'Or, Quebec.  Aurizon is primarily focused on gold deposits.

Aurizon owns 100% of the gold producing Casa Berardi Gold Mine (“Casa Berardi Gold Mine”), and also owns a 100% interest in the Joanna Gold Development Project (the “Joanna Gold Development Project”), a development-stage gold property on which a feasibility study has been commissioned.  In addition, the Company has a portfolio of exploration properties at various stages of evolution.

Aurizon's primary objective is to become an intermediate gold mining company with multiple mines in politically stable jurisdictions.  Aurizon's strategy in achieving this objective for growth is to extend the mine life of its existing Casa Berardi Gold Mine and increase gold production by developing its Joanna Gold Development Project.  In addition, Aurizon has increased its exploration activities, continues to evaluate opportunities where it can utilize its technical expertise and financial resources to create value, and has assembled a portfolio of properties at various stages of development to provide a strong pipeline of projects for future resource and reserve development and production growth.  Aurizon also actively reviews opportunities to acquire production or advanced development-stage gold projects.  To execute all aspects of its growth strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in mineral exploration, development, construction, mine operations, environmental compliance, corporate development and financial management.

Further information about the Company and its activities is available on the Company's website at www.aurizon.com.  The Company's website and the information contained therein or incorporated by reference therein are neither part of this management information circular nor incorporated by reference herein.

Objectives and Philosophy of the Executive Compensation Program

Aurizon's executive officers have a significant influence over the Company's corporate performance and creating value for Aurizon's shareholders.  Over the past decade, the demand for mining executives with requisite experience and skills has significantly increased, due in part to the increasing global demand for commodities, but, also due to the fact that the mining industry as a whole is facing a shortage of qualified talent.  A declining number of graduates from mining related programs and the decrease of talent and knowledge as a result of retirement and turn-over have all contributed to the shortage.  As a result, the Company operates in a highly competitive market for key executives and the attraction and retention of experienced and talented executives is one of the key objectives of the Company's executive compensation programs.

The philosophy of the Company's executive compensation program takes into consideration the foregoing factors while at the same time fostering sustainable growth and profitability of the Company by:

•

offering a competitive compensation program that will attract and retain senior management with qualifications critical to the Company's long term success;

•

encouraging and rewarding strong performance of senior management and ensuring that compensation does not encourage or reward undue risk by linking an appropriate portion of total compensation to achievement, based on individual and corporate performance objectives; and

•

aligning the interests of senior management with the longer term interests of shareholders by providing share ownership opportunities through the Company's Stock Option Plan and mandatory share ownership policy for the Chief Executive Officer.

Page | 10	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The Company's executive compensation program consists of an annual base salary, performance bonus and long-term incentives.  As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior executives and shareholders.

Competitive Compensation to Attract and Retain Talent

In order to retain a competent, strong and effective management group focused on the Company's growth strategy, corporate performance, risk management and the creation of shareholder value, in a very tight and competitive market, it is important that the Company's executive compensation program provides executives with the proper incentives and is competitive with compensation paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as the Company.

The Executive Compensation & Corporate Governance Committee's mandate is to ensure that the Company's executive compensation program achieves the foregoing philosophy and objectives.  The Executive Compensation & Corporate Governance Committee annually evaluates and reviews the design and competitiveness of the Company's compensation programs, while taking into account the financial and other resources of the Company.  The Executive Compensation & Corporate Governance Committee is authorized to retain independent compensation consultants as it deems necessary to assess the Company's executive compensation program relative to the marketplace and to make recommendations in the context of the philosophy and objectives that underpin the program.  The Executive Compensation & Corporate Governance Committee did not retain independent compensation consultants in 2010.  However, as part of its annual review in 2010, the Executive Compensation & Corporate Governance Committee considered independent surveys on executive compensation from various sources and executive compensation data collected from public filings of other corporations of similar size within the mining industry and the Company's Peer Group (as hereinafter defined).  Variables such as asset size, market capitalization, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in making the Committee's recommendations to the Board of Directors (excluding directors who are also Named Executive Officers) (the “independent, non-executive directors”) regarding the appropriate mix of cash compensation, performance-based compensation and the overall compensation packages for the Named Executive Officers.  The independent, non-executive directors review the recommendations of the Executive Compensation & Corporate Governance Committee and determine the performance bonus for the most recently completed financial year and the compensation level of the President and Chief Executive Officer for the ensuing year.  The independent, non-executive directors may also provide recommendations to the President and Chief Executive Officer with respect to the compensation package for the Company's other Named Executive Officers.

Page | 11	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Peer Group

The composition of the Company's peer group (the “Peer Group”) is reviewed annually by the Executive Compensation & Corporate Governance Committee for continued relevance. The Peer Group companies are selected based on similarities to the Company in one or more of the following:  production levels, market capitalization, asset size, financial performance and rates of growth.  In 2010, the Peer Group used in the Executive Compensation & Corporate Governance Committee's evaluation of executive compensation included the following public companies:

Alamos Gold Inc. Allied Nevada Gold Corp. Gammon Gold Inc. Jaguar Mining Inc.	Lake Shore Gold Corp. Minefinders Corporation Ltd. New Gold Inc. Northgate Minerals Corporation	San Gold Corporation Semafo Inc.

The compensation practices and data of these companies are used as guidelines only.

Base Salary

The base salary for each Named Executive Officer is assessed annually based on the following factors:

•

level of responsibility and the importance to the Company's past performance and achievement of future objectives;

•

level of experience of the executive officer;

•

overall performance of the executive officer; and

•

competitiveness with the base salaries paid by Peer Group corporations.

Details of the base salaries paid to the Named Executive Officers during the years ended
December 31, 2008, 2009 and 2010 are listed in the “Summary Compensation Table” below.

Following its review of various compensation data including Peer Group comparisons, executive compensation survey results, comparable compensation levels, both within the mining industry and within similar-sized, publicly-traded Canadian companies, the Executive Compensation & Corporate Governance Committee recommended the following 2011 base salary and 2011 bonus targets for the Company's Chief Executive Officer for the fiscal year ending December 31, 2011:

2011 Base Salary and 2011 Bonus Targets

Named Executive Officers	2011 Base Salary ($)	Discretionary Bonus Target
		Percentage of Base Salary (%)	Maximum Discretionary Bonus for 2011 ($)
President & Chief Executive Officer	450,000	75	337,500

The foregoing recommendations were approved by the independent, non-executive directors, and have been implemented for fiscal 2011.

Page | 12	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

With respect to the other Named Executive Officers, various compensation data including Peer Group comparisons, executive compensation survey results, and comparable compensation levels, both within the mining industry and within similar-sized, publicly-traded Canadian companies is reviewed by the Executive Compensation & Corporate Governance Committee and by the President and Chief Executive Officer.  Taking into consideration any recommendations from the Executive Compensation & Corporate Governance Committee and the independent, non-executive directors, the President and Chief Executive Officer then determines the salary and bonus targets for the Company's other Named Executive Officers.  For the fiscal year ending December 31, 2011, the following 2011 base salary and 2011 bonus targets for the Company's other Named Executive Officers were implemented and set as follows:

2011 Base Salary and 2011 Bonus Targets

Named Executive Officers	2011 Base Salary ($)	Discretionary Bonus Target
		Percentage of Base Salary (%)	Maximum Discretionary Bonus for 2011 ($)
Executive Vice-President & Chief Financial Officer	310,000	60	186,000
Vice-President, Operations	260,000	75	195,000
Vice-President, Corporate Development	285,000	50	137,500

Performance Bonus

Named Executive Officers are eligible for annual cash bonuses based upon corporate, divisional, and individual performance goals and objectives.  The Company's performance relative to its Peer Group is also taken into consideration when establishing the annual cash bonuses.

Corporate, divisional and individual performance goals and objectives are established annually by the Board of Directors, after receiving recommendations from the Executive Compensation & Corporate Governance Committee and input from the Chief Executive Officer (the “Annual Objectives”).  The level of achievement of the Annual Objectives, as well as the Company's performance relative to its' Peer Group, have a direct impact on cash-based performance bonuses and are factors in determining levels of longer-term incentives.

The Executive Compensation & Corporate Governance Committee evaluates corporate performance relative to the Annual Objectives and the Company's corporate performance relative to its' Peer Group and makes recommendations to the Board regarding  executive compensation, including performance bonuses.  The evaluation of performance is based on the achievement of various specific objectives such as profitability, production targets, meeting capital expenditure budgets, project completion, value added studies, increase in mineral reserves and resources, financial performance, share price performance, investor interest and liquidity and the identification and evaluation of corporate opportunities and takes into account the operations for which the executive is responsible.  In addition, the evaluation also includes a risk management component.  The performance and contribution towards that performance by the Named Executive Officers' is given a specific weighting.  For 2010, the Company provided targets for annual performance bonuses as a percentage of base salary.  These targets were then multiplied by the relative performance weighting for each goal and objective (ranging from 5% to 60%) to arrive at a final bonus as a percentage of salary.

Page | 13	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The maximum annual cash bonus as a percentage of base salary for which each Named Executive Officer was eligible in 2010 is set forth in the following table:

Position	2010 Maximum Annual Cash Bonus (% of 2010 Base Salary(1))
David P. Hall, President & Chief Executive Officer	50
Ian S. Walton, Executive Vice-President & Chief Financial Officer	50
Roger Walsh, Vice-President, Corporate Development	50
Martin Bergeron, Vice-President, Operations	40

(1)

Details of 2010 base salaries and actual bonuses paid to the Named Executive Officers are listed in the “Summary Compensation Table” below.

As the “at-risk” compensation package of senior executives is more heavily geared towards performance-based incentives, there is upside potential for outstanding performance as well as downside risk for underperformance when measured against the Annual Objectives and the Company's Peer Group.  This “at risk” component of the compensation program is intended to establish a direct link between senior executive compensation and the Company's financial and non-financial performance, and to reward individual contributions to achieving the overall corporate objectives of sustainable growth and enhanced shareholder value, while the cap on cash bonus for which NEOs are eligible in any one year is designed to limit the temptation to take on unmanageable risk and unsustainable performance over the long term.

President and Chief Executive Officer's Performance Bonus

The performance bonus of the President and Chief Executive Officer is determined by the independent, non-executive directors based on the recommendations of the Executive Compensation & Corporate Governance Committee.  In formulating its recommendations, the Executive Compensation & Corporate Governance Committee reviews corporate performance based on the achievement of various specific objectives including profitability, production targets, meeting capital expenditure budgets, project completion, value added studies, increase in mineral reserves and resources, financial performance, share price performance, investor interest and liquidity, and identification and evaluation of corporate opportunities and other qualitative factors that are relative to the Annual Objectives.  The Executive Compensation and Corporate Governance Committee then recommends a performance rating for each objective to the independent, non-executive directors, who make the final determination with respect to the performance ratings.  The performance rating given to each objective is then used to calculate the bonus for the President and Chief Executive Officer based on the relative weightings given to each objective.

For 2010, the overall performance rating determined and approved by the independent non-executive directors and used in calculating the performance bonus with respect to the President and Chief Executive Officer's performance was 94.7%.

Page | 14	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The following accomplishments, in particular, were recognized:

•

Extension of Casa Berardi mine life from six to ten years.

•

Forty-four percent (44%) increase in Casa Berardi mineral reserves to 1,457,000 ounces of gold.

•

Significant open pit mineral reserve of 370,000 ounces of gold established in the Principal zones area.

•

Seventy four percent (74%) increase and upgrade of the ounces contained in Zone 123.

•

Share performance:  Aurizon's share price has out-performed the TSX Gold Index for the past five years.

•

Maintain strong balance sheet:  As of December 31, 2010, Aurizon's cash balances had risen to $139 million from $113 million at the beginning of the year, working capital was $149 million and long-term debt was NIL.

•

Attained operating cash flow of $0.31 per share.

•

Achieved gold production of 141,000 ounces for the year.

•

Increased investor awareness and recognition.

•

Completion and approval by the appropriate government authorities of a detailed restoration and closure plan for Casa Berardi, which resulted in a substantial decrease in the estimated costs associated therewith.

•

Increased mineral resources at the Joanna Gold Development Project.  An updated resource estimate completed in July 2010, increased measured and indicated resources for the Hosco deposit by 35% from the previous estimate.

•

Completion of six property earn-in option agreements for the Fayolle, Marban, Rex South, Opinaca-Wildcat, Duverny and Patris properties, all of which are located in Quebec, close to the Company's technical and operational base, complimenting current holdings and providing a strong pipeline for future growth.

Details of the bonus paid to the President and Chief Executive Officer is listed in the “Summary Compensation Table” below.

The President and Chief Executive Officer assesses the performance of the other Named Executive Officers relative to the Annual Objectives and also takes into consideration the performance ratings determined by the independent, non-executive directors when calculating and determining the bonuses paid to the other Named Executive Officers. In assessing an individual executive's performance relative to the Annual Objectives and overall corporate goals and objectives, it is recognized that executive officers cannot control certain factors, such as interest rates, currency exchange rates (which may impact on costs and profitability) and the international market for gold produced by the Company.  When applying the performance criteria, factors over which the executive officers can exercise control are considered such as controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Details of the bonuses paid to the Company's other Named Executive Officers are listed in the “Summary Compensation Table” below.

Page | 15	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Long-Term Incentives/Option Based Awards

In keeping with the Company's philosophy of promoting long-term sustainable growth and profitability, incentive stock options may be granted as part of an executive's compensation package.  The Executive Compensation & Corporate Governance Committee makes recommendations to the Board with respect to the allocation of options to the Named Executive Officers under the Company's existing Stock Option Plan.  The Board determines, after reviewing the recommendations of the Executive Compensation & Corporate Governance Committee and Chief Executive Officer, the key employees to whom grants are to be made and the terms and conditions of such grants.  In making option grants, the Committee and the Chief Executive Officer take into account the current value of past equity compensation granted to the executive.   Generally, options granted to the Named Executive Officers vest as to 25% immediately; 25% at one year from the date of grant; 25% two years from the date of grant and 25% three years from the date of grant.

Details of the long-term incentives granted to the Named Executive Officers during the year ended December 31, 2010, are listed in the “Summary Compensation Table” below.

Other Compensation

The Named Executive Officers have each entered into employment agreements with the Company which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. See “Termination and Change of Control Benefits” below for further information.

Named Executive Officers are also entitled to receive all other benefits that are available to employees of the Company generally.

Chief Executive Officer Share Ownership Policy

The Company has adopted a policy whereby the Chief Executive Officer is required to own the equivalent of at least one (1) year of his base salary in Common Shares within three years of appointment.  Mr. David Hall, the current Chief Executive Officer of the Company, exceeds this share ownership value requirement by 1,544%.  His share ownership value as at December 31, 2010 is set out below:

Name and Title of Named Executive Officer	Ownership Value Requirement ($)	Common Shares Held as at Dec. 31, 2010 (#)	Value Based on Dec. 31, 2010 TSX Closing Price ($)
David P. Hall, Director, Chairman, President & Chief Executive Officer	380,000	858,042	6,246,546

Share Performance Graph

The following graph and table illustrates the Company's five-year (to December 31, 2010) cumulative shareholder return based on a $100 investment (on December 31, 2005) in the Company's common shares compared to the cumulative return on a comparable investment on the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), the S&P/TSX Composite for the same period, ended December 31, 2010, each Index as published by the Toronto Stock Exchange (“TSX”), and compared to Aurizon's Executive Compensation levels for the same periods.

Page | 16	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDER RETURN COMPARISONS
(Based on an initial investment of $100 on December 31, 2005 to December 31, 2010)

Over the five-year period, the Company's share price has outperformed the S&P/TSX Global Gold and S&P/TSX Composite indices.  The Company's average annual rate of return for the past five years was 33.1%, compared to 11.5% for the S&P/TSX Global Gold Composite and 6.5% for the S&P/TSX Composite.  The Company's annual executive cash compensation for the Chief Executive Officer and the Chief Financial Officer, being the only applicable positions held during the subject period, being a combination of salary and cash bonus, during this same period, increased by an average of 14.2% per annum, compared to a 33.1% annual rate of return for the Company's share price.

Page | 17	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 - "Form 51-102F6") sets forth all direct and indirect compensation provided to the Company's Named Executive Officers, for the fiscal years ended December 31, 2008, 2009 and 2010.

Named Executive Officer Name and Principal Position as at Dec. 31/2010	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensations ($)		All other compensation ($) (2)	Total compensation ($)
				Annual incentive plans ($)	Long-term incentive plans ($)
David P. Hall, Chairman, Chief Executive Officer & President	2010 2009 2008	380,000 320,000 320,000	301,600 0 279,978	180,000 140,000 80,000	0 0 0	13,778 13,448 13,358	1,137,874 473,448 693,336
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2010 2009 2008	290,000 250,000 250,000	226,200 0 232 560	138,000 87,500 50,000	0 0 0	11,118 10,662 10,400	665,318 348,162 542,960
Roger Walsh, Vice-President, Corporate Development (3)	2010 2009	275,000 174,808	286,825 338,250	126,000 30,000	0 0	1,610 0	689,435 543,058
Martin Bergeron Vice-President, Operations (4)	2010 2009	205,000 37,059	198,000 129,803	75,000 13,000	0 0	36,267 2,674	514,267 182,536

 (1)

This column represents the dollar amount recognized for financial statement reporting purposes with respect to the  fiscal year for the fair value of stock options granted in that year. These amounts were determined in accordance with the Black Scholes method. The amounts shown exclude the impact of possible forfeitures related to vesting conditions. For additional information on the valuation assumptions with respect to the 2010 grants, refer to the Company's notes to the financial statements in the Annual Financial Report for the year ended December 31, 2010, as filed under the Company's profile on www.sedar.com.  The amount of stock options granted to each Named Executive Officer is listed in the table entitled “Grants of Plan-Based Awards for 2010.” These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.  We caution that the amounts reported in the “Option Award(s)” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment. Additional information on all outstanding stock awards is reflected in the table entitled “Outstanding Option Based Awards” below.

(2)

These amounts include life insurance premiums, parking, and professional dues.

(3)

Mr. Walsh was first appointed to the position of Vice-President, Corporate Development on March 23, 2009.

(4)

Mr. Bergeron was first appointed to the position of Vice-President, Operations on October 19, 2009.

INCENTIVE PLAN AWARDS

Named Executive Officers are eligible for grants of stock options under the Company's existing Stock Option Plan.  For details of the Company's existing Stock Option Plan, see “Securities Authorized for Issuance Under the Equity Compensation Plans” below.

The Company does not have an equity award plan that provides compensation based on achievement of certain performance goals or similar conditions within a specified period, or a share-based award plan under which equity-based instruments that do not have option-like features, can be issued.

Page | 18	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2010 for each of the Named Executive Officers:

Stock Options Outstanding as at December 31, 2010
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($) (1)
David P. Hall, Chairman, Chief Executive Officer & President	240,000(2)	2.38	May 16/2011	1,176,000
	200,000(2)	4.10	Apr 4/2012	636,000
	125,000(2)	3.74	Dec 12/2012	442,500
	120,000(3)	5.02	May 14/2013	271,200
	240,000(3)	2.95	Dec 4/2013	1,039,200
	240,000(4)	4.84	Jan. 14/ 2015	585,600
	200,000(4)	7.52	Dec. 9, 2015	NIL
Total:	1,365,000			4,150,500
Ian S. Walton, Executive Vice-President & Chief Financial Officer	175,000(2)	4.10	Apr 4/2012	556,500
	110,000(2)	3.74	Dec 12/2012	389,400
	100,000(3)	5.02	May 14/2013	226,000
	130,000(3)	2.95	Dec 4/2013	562,900
	180,000(4)	4.84	Jan. 14/ 2015	439,200
	150,000(4)	7.52	Dec. 9, 2015	NIL
Total:	845,000			2,174,000
Roger Walsh, Vice-President, Corporate Development	250,000(5)	6.09	Mar. 26/2014	297,500
	80,000(4)	4.84	Jan. 14/ 2015	195,200
	270,000(4)	5.55	May 13, 2015	467,100
	80,000(4)	7.52	Dec 9/2015	NIL
Total:	680,000			959,800
Martin Bergeron, Vice-President, Operations	200,000(3)	5.30	Oct.19/2014	396,000
	80,000(4)	4.84	Jan. 14/ 2015	195,200
	180,000(4)	7.52	Dec. 9, 2015	NIL
Total:	460,000			591,200

(1)

The value of unexercised in-the-money options is based on the number of options held as of December 31, 2010, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2010, which was $7.28, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options” columns above may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment.

(2)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2010, 100% of these options were fully vested.

(3)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2010, 75% of the original number of granted options had vested.

(4)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2010, 25% of these options had vested.

(5)

At the time of granting, the options were subject to a vesting schedule whereby 50% vest immediately and 50% vest on the 1st anniversary of the date of grant.  As at December 31, 2010, 100% of these options were fully vested.

Page | 19	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Option-Based Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2010 for each of the Named Executive Officers:

Name	Value on Date vested ($) (1)
David P. Hall Chairman, Chief Executive Officer & President	449,925
Ian S. Walton, Executive Vice-President & Chief Financial Officer	358,937
Martin Bergeron, Vice-President, Operations	85,750
Roger Walsh, Vice-President, Corporate Development	1,000

(1)

The value of unexercised in-the-money options on date vested is based on the number of options that were fully vested and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.  We caution that the amounts reported in the “Value on Date Vested” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment.

(2)

See additional disclosure regarding the significant terms of all plan-based awards under Securities Authorized for Issuance under Equity Compensation Plans below.

PENSION PLAN BENEFITS

The Company does not have any pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the Named Executive Officers or directors of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company draws upon the knowledge, experience and advice of its Named Executive Officers and other key employees in order to manage its business for the benefit of the Company's shareholders.  In order to provide for the continued dedication of its Named Executive Officers and key employees, and recognizing that the Company does not maintain a pension plan or provide other benefits to executive officers upon retirement, the non-executive directors have determined that it is in the best interests of the Company and its shareholders to provide the Named Executive Officers and other key employees with enhanced financial security in the event of termination without cause or for good cause and/or a change in control.

Accordingly, the Company has employment agreements with some of its Named Executive Officers, which provide for payment of severance in the event of termination by the Company without cause, or termination for good cause by the Named Executive Officer, and which provide for accelerated vesting of unvested options and permit the exercise of options until the earlier of their original expiry date and one year after termination.

The employment agreements of the President & Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Company have been in place since 2006 and include termination provisions that were considered by the independent directors to be appropriate and necessary to ensure the retention of these key officers in the circumstance in which they were negotiated.  At the applicable time, the Company was in the final construction/pre-production phase of its first mine and had been the subject of a hostile takeover bid.  The employment agreements for these key executive officers include a provision that would permit the individual to elect to resign within six (6) months following a change of control transaction (defined as a transaction in which a person or group acting jointly or in concert, acquires directly or indirectly Common Shares which, when added to all other Common Shares of the Company at the time directly or indirectly held by such person or persons constitutes for the first time in the aggregate 50% or more of the outstanding Common Shares; the removal of more than 50% of the Board or election of a majority of directors who were not the Company's incumbent board, a sale of all or substantially all of the assets of the Company, or a reorganization, plan of arrangement or other similar transaction), and to receive the severance amounts provided in their respective agreements.

Page | 20	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Termination provisions for the other Named Executive Officers are triggered only in the event of a termination without cause or a termination by the executive for “good cause” (as described below).

The Company does not have any other career compensation in the form of retirement benefits, pension plans or defined contribution plans that provide for payments or benefits at, following, or in connection with retirement for its Named Executive Officers.

Estimated Compensation on Termination and/or Change of Control

Mr. David P. Hall, Chairman, President & Chief Executive Officer

Under the terms of Mr. Hall's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Hall would receive $1,540,000 in estimated compensation upon termination by the Company without cause, termination for good cause (See Note 1 below) by Mr. Hall or including following a change of control as described above.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $766,800 (See Note 2 below).  Mr. Hall would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Ian S. Walton, Executive Vice-President and Chief Financial Officer

Under the terms of Mr. Walton's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Walton would receive $1,145,500 in estimated compensation upon termination by the Company without cause, termination for “good cause” (See Note 1 below) by Mr. Walton, or including following a change of control as described above.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest if a triggering event took place on the last day of the most recently completed financial year would have been $580,750 (See Note 2 below).  Mr. Walton would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Martin Bergeron, Vice-President, Operations

Under the terms of Mr. Bergeron's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Bergeron would receive $285,583 in estimated compensation upon termination by the Company without cause, or termination for “good cause” (See Note 3 below).  This amount is equal one year annual salary as at the date of termination, one month's salary for each year of service since October 2009, and his average annual bonus.

Page | 21	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $344,400 (See Note 2 below).  Mr. Bergeron would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Roger Walsh, Vice-President, Corporate Development

Under the terms of Mr. Walsh's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Walsh would receive $419,239 in estimated compensation upon termination by the Company without cause, or termination for “good cause” (See Note 3 below).  This amount is equal to working notice of up to 3 months (the “Working Notice Period”) plus a lump sum equal to 12 months of the Employee's Annual Salary in effect as at the Termination Date, less salary paid over the Working Notice Period and a lump sum equal to 1 additional month's Annual Salary for each year of the Employee's service with the Company, pro-rated for any part year, since March 23, 2009, subject to a maximum liability limit of the Company to provide Working Notice and Lump Sum Salary totalling no more than 24 months; and an amount equivalent to the highest Annual Bonus paid to the Employee in the 2 year period preceding the Termination Date.

In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $496,725 (See Note 2 below).  Mr. Walsh would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Note 1

Under the terms of the employment agreement, termination for “good cause” includes a material reduction in the Employee's responsibilities, title or reporting; a reduction of the Employee's Annual Salary; a change in the location of the office of the Company from which the Employee works of more than 50 kilometres from the then-current location of such office; any reduction by the Company of the number of paid vacation days to which the Employee is entitled; or any other circumstances which would constitute a constructive dismissal at common law.

Note 2

The estimated incremental value is based on the number of unvested options held as of December 31, 2010, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2010, which was $7.28, and the exercise price of the option.  We caution that the amount reported may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance and stock price fluctuations.

Note 3

Under the terms of the employment agreement, termination for “good cause” includes a material reduction in the Employee's responsibilities, title or reporting; a reduction of the Employee's Annual Salary; any reduction by the Company of the number of paid vacation days to which the Employee is entitled; or any other circumstances which would constitute a constructive dismissal at common law.

Page | 22	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

NON-EXECUTIVE DIRECTOR COMPENSATION

The table below sets out the amounts, before withholdings, that each non-executive director earned in fees for his or her services as a director:

Name	Fees Earned ($)	Option-based awards ($) (1)	All other compensation ($)	Total ($)
Sargent H. Berner	30,800	302,000 (2)	NIL	332,800
George Brack	8,600	438,000 (3)	NIL	446,600
Louis Dionne	88,900	302,000 (2)	NIL	390,900
Andre Falzon	46,800	302,000 (2)	NIL	348,800
Richard Faucher	35,600	302,000 (2)	NIL	337,600
Diane Francis	33,200	302,000 (2)	NIL	335,200
Brian S. Moorhouse	53,900	302,000 (2)	NIL	355,900

(1)

This column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year for the fair value of stock options granted in that year. These amounts were determined in accordance with the Black Scholes method. The amounts shown exclude the impact of possible forfeitures related to vesting conditions. For additional information on the valuation assumptions with respect to the 2010 grants, refer to the Company's notes to the financial statements in the Annual Financial Report for the year ended December 31, 2010, as filed under the Company's profile on www.sedar.com.  The amount of stock options granted to each non-executive director is listed in the table entitled “Grants of Plan-Based Awards for 2010.” These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the non-executive director.  We caution that the amounts reported in the “Option Award(s)” column for these awards may not represent the amounts that the non-executive director will actually realize from the awards. Whether, and to what extent, a non-executive director realizes value will depend on our actual operating performance, stock price fluctuations and the non-executive director's continued directorship. Additional information on all outstanding stock awards is reflected in the table entitled “Outstanding Option Based Awards” below.

(2)

Of this amount, $216,000 reflects the fair value of options granted to the Directors in recognition of services for the year ended December 31, 2009. However, due to business reasons at the time, these options were not granted until January 14, 2010.  The Value of Option-based awards earned for the year ended December 31, 2010, was $86,000.

(3)

In accordance with the Company's Incentive Plan, at the discretion of the Directors up to a maximum of 250,000 fully vested options may be granted upon the initial election or appointment of a Director.  Mr. Brack was initially appointed on November 3, 2010, and on November 8, 2010, he was granted 100,000 fully vested options with a Black-Scholes value of $352,000.  The balance of $86,000 represents the value of option based awards earned for the year ended December 31, 2010.

Annual Retainers and Meeting Participation Fees

The Executive Compensation & Corporate Governance Committee met in the fourth quarter of 2010 to review trends in comparative director compensation data for the Company's Peer Group and similarly sized companies within the mining industry.  Following its review and assessment, the Executive Compensation & Corporate Governance Committee recommended that the annual retainers for non-executive directors be increased for 2011, and all other non-executive director fees would remain unchanged.  The Board of Directors subsequently determined, upon the recommendation of the Executive Compensation & Corporate Governance Committee, that the annual retainers for non-executive directorships would be increased from $20,000 to $25,000 for 2011 and that all other non-executive director fees would remain unchanged.

Page | 23	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The cash remuneration for the Company's non-executive directors for 2011 has been set as follows:

Annual Retainers	$
Directorship	25,000
Lead Director	6,000
Audit Committee Chairman	10,000
Executive Compensation & Corporate Governance Committee Chairman	6,000
Environment, Health, Safety & Welfare Committee Chairman	6,000
Technical Matters	50,000
Participation Fee per Meeting
Director Meeting	1,200
Regular Committee Meeting	1,200
Special Committee Meeting	1,200

Mandatory Share Ownership Policy for Directors

In May, 2006, the Board implemented a mandatory share ownership policy for directors.  Directors are required within three (3) years of their initial election to the Board to hold Common Shares having a value of no less than three times the Directorship annual retainer fee (in 2010, that being 3 x $20,000).  The value of the shares held is calculated as of the most recent fiscal year-end closing price of the Company's shares on the Toronto Stock Exchange.

Following a dramatic change in stock price or other event, where a director of the Company no longer meets the minimum requirement pursuant to the Mandatory Share Ownership Policy for Directors as of the most recent fiscal year-end, individual directors are required to bring their holdings back up to the minimum number of shares pursuant to the Mandatory Share Ownership Policy for Directors within six months of that fiscal year end.

As at December 31, 2010, all directors who have held their positions for three years or more have met or exceed the mandatory minimum.  The share ownership of each director is set out under "Election of Directors" in this Information Circular.

Option-Based Awards

All directors are eligible participants under the Company's existing Stock Option Plan.  Effective as of May 13, 2010, the maximum number reserved for issue pursuant to Options granted to any one non-executive Director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant of an Option, and $100,000 in value, calculated using a generally accepted valuation methodology.  New options granted under the Company's existing Stock Option Plan have a maximum five year term, are exercisable at the market price of the Common Shares on the date of grant (as defined in the Company's existing Stock Option Plan) and are subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  Notwithstanding the foregoing provisions, at the discretion of the Directors, up to a maximum of 250,000 fully vested options may be granted upon the initial election or appointment of a new Director.

The Company does not have a share-based award plan under which equity-based instruments that do not have option-like features, can be issued to directors.

Page | 24	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2010 for each of the non-executive directors:

Non-executive Director Stock Options Outstanding as at December 31, 2010
Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value(1) of unexercised in-the-money options ($)
Sargent H. Berner	49,500	4.10	Apr 4/2012	157,410
	60,000	5.02	May 14/2013	135,600
	100,000	2.95	Dec 4/2013	433,000
	100,000	4.84	Jan. 14/2015	244,000
	100,000	7.52	Dec. 9, 2015	NIL
Total:	409,500			970,010
George Brack	100,000	7.59	Nov. 8, 2015	NIL
	100,000	7.52	Dec. 9, 2015	NIL
Total:	200,000			NIL
Louis Dionne	150,000	4.10	Apr 4/2012	477,000
	60,000	3.74	Dec 12/2012	212,400
	60,000	5.02	May 14/2013	135,600
	100,000	4.84	Jan. 14/2015	244,000
	100,000	7.52	Dec. 9, 2015	NIL
Total:	470,000			1,069,000
Andre Falzon	25,000	5.02	May14/2013	56,500
	100,000	2.95	Dec 4/2013	433,000
	100,000	4.84	Jan. 14/2015	244,000
	100,000	7.52	Dec. 9, 2015	NIL
Total :	325,000			733,500
Richard Faucher	50,000	2.95	Dec 04/2013	216,500
	100,000	4.84	Jan. 14/2015	244,000
	100,000	7.52	Dec. 9, 2015	NIL
Total :	250,000			460,500
Diane Francis	60,000	5.02	May 14, 2013	135,600
	100,000	4.84	Jan. 14/2015	244,000
	100,000	7.52	Dec. 9, 2015	NIL
Total :	260,000			379,600
Brian S. Moorhouse	100,000	2.38	May 16/2011	490,000
	100,000	4.10	Apr 04/2012	318,000
	60,000	3.74	Dec 12/2012	212,400
	60,000	5.02	May 14/2013	135,600
	100,000	2.95	Dec 4/2013	433,000
	100,000	4.84	Jan. 14/2015	244,000
	100,000	7.52	Dec. 9, 2015	NIL
Total:	620,000			1,833,000

(1)

The value of unexercised in-the-money options is based on the number of options held as of December 31, 2010, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2010, which was $7.28, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options” column above may not represent the amounts that the director will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company's actual operating performance and stock price fluctuations.

Page | 25	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Option-Based Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2010 for each of the directors:

Name	Value on Date vested ($) (1)
Sargent H. Berner	1,250
George Brack	48,250
Louis Dionne	1,250
Andre Falzon	1,250
Richard Faucher	1,250
Diane Francis	1,250
Brian S. Moorhouse	1,250

 (1)

The value of unexercised in-the-money options on date vested is based on the number of options that were fully vested and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.  We caution that the amounts reported in the “Value on Date Vested” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment.

(2)

See additional disclosure regarding the significant terms of all plan-based awards under Securities Authorized for Issuance under Equity Compensation Plans below.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance as at the end of most recently completed financial year.  There are no other equity compensation plans that have not been previously approved by security holders:

Equity Compensation Plan Information
as at December 31, 2010

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by security holders	9,669,600	$5.05	1,680,599
Equity compensation not approved by security holders	Nil	Nil	N/A

Page | 26	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The number of stock options which may be issued under the Company's Amended and Restated Stock Option Plan (7% Rolling) approved by shareholders on May 13, 2010 as amended by the Board of Directors on November 3, 2010 (the “Plan”), together with the number of securities reserved for issuance under other outstanding securities-based compensation arrangements may not exceed 7% of the issued and outstanding Common Shares at the time of grant.  The Plan is a ‘rolling plan' in the sense that any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of stock options will make new grants available under the Plan.

Based upon the issued capital of the Company as at the date of this Information Circular (162,271,702 Common Shares) and the number of currently outstanding stock options (9,543,600 Common Shares, representing 5.88% of the Company's issued and outstanding Common Shares at the date hereof), the Company could grant stock options to purchase up to an additional 1,815,419 Common Shares (representing 1.12% of the Company's issued and outstanding Common Shares at the date hereof) pursuant to the Plan.  Eligible participants in the Plan are the directors, officers, certain employees and service providers (as defined in the Plan).  The following is a summary of certain key terms of the Plan:

1.

The Plan includes further limits on grants to eligible participants.  Under the Plan, the maximum number of Common Shares:

(a)

reserved for issue pursuant to options granted under the Plan or under any other security-based compensation arrangement of the Corporation to participants who are TSX Insiders (as defined in the TSX policies) shall not exceed 7% of the number of Common Shares outstanding; and

(b)

issued pursuant to the exercise of options or awards granted under the Plan or under any other security-based compensation arrangement of the Corporation to participants who are TSX Insiders within a one-year period shall not exceed 7% of the number of Common Shares outstanding; and

(c)

reserved for issue pursuant to options granted to any one non-executive director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant and a value of $100,000, determined as provided in the Plan.

2.

Options granted under the Plan are generally subject to vesting over a three year period in specified instalments, other than options granted to service providers in connection with a contract of less than three years, in which case vesting will be determined at the time of grant and may occur in different stages and over a shorter period ..  The Board retains the discretion to determine circumstances in which vesting of options may be accelerated.

3.

Any unallocated entitlements under the Plan must be approved and ratified by shareholders every three years.

4.

The maximum term of options granted under the Plan is five years.

5.

The exercise price of an option granted under the Plan may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant of the option.

Page | 27	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

6.

Options are non-transferable and non-assignable, except in certain specified circumstances.

7.

The expiry date of an option may be the later of: a specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within the blackout period or within 5 trading days after such a blackout period, the date that is 10 trading days following the end of the blackout period.

8.

All options held by a participant whose office or employment is terminated for cause cease to be exercisable, whether vested or not ..

9.

Options can be exercised by an officer, employee or service provider within a period of not more than 90 days after ceasing to be an officer, employee or service provider (or such longer period as may be provided in a contract of employment ) or, if an optionee dies, within one year from the date of the optionee's death (or such longer period as may be provided in a contract of employment ) subject, in each case, to the option expiry date, if earlier.

10.

Options can be exercised by a non-executive director within a period of not more than one year after ceasing to be a non-executive director of the Company ..

11.

The Plan provides that if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.  The Plan also permits the Board of Directors of the Company to accelerate the expiry date of outstanding stock options in connection with a take-over bid;

12.

The Plan permits the directors to amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders in certain circumstances.  The following are examples of the types of amendments that will not require shareholder approval:

(a)

changes of a clerical or grammatical nature;

(b)

changes to the vesting provisions of options;

(c)

changes to the termination provisions of an option that do not extend the original expiry date of the option;

(d)

the addition of a cashless exercise feature payable in cash or securities;

(e)

changes to implement features or requirements that are necessary or desirable to comply with tax and securities laws applicable to any participant; and

(f)

the addition of a deferred and/or restricted share unit provisions to the Amended and Restated Plan which could result in a participant receiving securities while no cash consideration is received by the Company.

13.

Under the Plan the following amendments to the Plan, or any option granted under the Plan, will require shareholder approval:

(a)

any increase in the maximum percentage of Common Shares in respect of which options may be granted under the Plan;

(b)

any reduction in the exercise price of an outstanding option ;

(c)

any amendment that would extend the term of any option granted under the Plan beyond its original expiry date;

Page | 28	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

(d)

any increase or waiver of the limits on non-executive director participation under the Plan ;

(e)

any amendments that would change the restrictions on assignment or transferability of options under the Plan; and

(f)

any amendment to the amendment provisions of the Plan.

14.

The directors have the power to suspend or terminate the Plan at any time.  However, any option outstanding under the Plan will remain in effect until such option has been exercised, has expired, has been surrendered or has been terminated in accordance with the Plan.

Please refer to “Outstanding Option-Based Awards” above, for information concerning options granted to and held by Named Executive Officers and non-executive directors under the Plan as at the financial year ended December 31, 2010.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

As at April 7, 2011, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2010, was a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

Page | 29	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices as follows:

Independence of Members of Board

The Company's Board currently consists of nine (9) directors.  The Board has made an affirmative determination that seven (7) directors are independent based upon the tests for independence set forth in National Instrument 52-110.  With the exception of Messrs. Hall and Walton, the Board has determined that all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company.  In reaching this determination, the Board considered the circumstances and relationships with the Company of each of its directors.  In determining that all directors except Messrs. Hall and Walton are independent, the Board took into consideration the fact that none of the remaining directors are an officer or employee of the Company or party to any material contract with the Company and that none receive remuneration from the Company in excess of directors' fees and stock option grants.  Messrs. Hall and Walton are not considered independent as they have material relationships with the Company because they are executive officers of the Company.

The size of the Company is such that all the Company's operations are conducted by a small management team two of whom are also represented on the Board. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.  In addition, the Board has appointed Mr. Moorhouse, an independent director, as Lead Director to assist the Board in being effective, cohesive and independent from management.  The Lead Director is responsible for chairing meetings of the non-executive, independent directors.

The non-executive, independent directors meet regularly and hold private sessions without the presence of the executive directors and management.  During the financial year ended December 31, 2010, six (6) such private sessions were held.  The non-executive, independent directors are also encouraged to meet at any other time they consider necessary without any members of management, including the executive directors, being present.  Further supervision is performed through the Audit Committee, which is composed entirely of non-executive, independent directors who meet with the Company's auditors without management being in attendance; and through the Executive Compensation & Corporate Governance Committee and the Environment, Health, Safety & Welfare Committee, both of which are composed entirely of non-executive, independent directors.

To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Page | 30	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Participation of Directors in Board Meetings

During the financial year ended December 31, 2010, eighteen (18) Board and standing committee meetings were held, including a two (2) day site visit by the Board to the Company's operations.  The attendance record of each director, in their capacity as a director, for Board and standing committee meetings held in 2010 was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Executive Compensation & Corporate Governance Committee Meetings Attended	Environment, Health, Safety, & Welfare Committee Meetings Attended	Total Number of Meetings Attended	Attendance Record
Executive (employee) Directors
David P. Hall, Chairman, President & Chief Executive Officer	8 of 8	n/a	n/a	n/a	8 of 8	100%
Ian S. Walton, Executive Vice President & Chief Financial Officer	8 of 8	n/a	n/a	n/a	8 of 8	100%
Non-executive Directors
Sargent H. Berner	6 of 8	n/a	3 of 3	n/a	9 of 11	82%
George Brack	2 of 2(1)	n/a	n/a	n/a	2 of 2	100%
Louis Dionne	7 of 8	n/a	3 of 3	2 of 2	12 of 13	92%
Andre Falzon	8 of 8	5 of 5	n/a	n/a	13 of 13	100%
Richard Faucher	8 of 8	5 of 5	n/a	n/a	13 of 13	100%
Diane Francis	7 of 8	2 of 2(2)	n/a	2 of 2	11 of 12	92%
Brian S. Moorhouse	8 of 8	3 of 3 (3)	3 of 3	2 of 2	16 of 16	100%

(1)

Mr. Brack was first appointed to the Board of Directors on November 3, 2010

(2)

Ms.  Francis was first appointed to the Audit Committee on May 13, 2010

(3)

Mr. Moorhouse ceased to be a member of the Audit Committee on May 13, 2010

SUMMARY OF 2010 MEETINGS

Full Board – 8
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – six (6)

Audit Committee – 5
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – five (5)

Executive Compensation & Corporate Governance Committee – 3

      Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – three (3)

Environment, Health, Safety & Welfare Committee – 2

      Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – NIL (0)

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Appendix I to this Information Circular.

Page | 31	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Position Descriptions

The Board has adopted position descriptions for the Chief Executive Officer, the Chairman of the Board, the Lead Director, and for the Chairman of the Audit Committee.

Orientation and Continuing Education

All Board members are provided with a monthly management report which details the Company's business results and operations and senior management regularly makes presentations to the full Board on the main areas of the Company's business.  Board members have full access to the Company's records.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations.

All Board members are provided with:

▪

A Directors' Manual which contains, among other things, information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, the Board's mandate, the charters of the Board and its committees, corporate policies and other relevant information.  The Directors' Manual is updated regularly.

▪

Access to recent, publicly filed documents of the Company, including technical reports and the Company's financial information; and

▪

Access to management and technical experts and consultants.

On an annual basis, the directors conduct a site visit to the Company's operations and meet with the Company's operations and technical teams.  In May, 2010, Board members conducted their annual site visit by travelling to the Company's Casa Berardi Mine in north-western Quebec where they toured the mine site and held informal meetings with the Company's operations and technical teams.  During the site visit, the Company's senior management provided the Board with detailed presentations on various aspects of the Company's operations, development and exploration projects.  Board members also held informal meetings with members of senior management to discuss the Company's long term plans and strategies.

Prior to joining the Board, Mr. Brack toured the Casa Berardi mine site and held informal meetings with various members of the Company's operational and technical teams.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company's stakeholders is fundamental to the Company's reputation and ongoing success.  Aurizon is committed to sustainable growth within the parameters of ensuring the safety and well-being of its employees, protecting the environment, and supporting the communities in which it operates. The directors, officers and employees of the Company must be committed to upholding these responsibilities in all facets of the Company's day to day operations.  In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour.

Page | 32	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Accordingly, the Board has adopted a Code of Ethics (the "Code"), which is posted on the Company's website at www.aurizon.com and filed under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

It is ultimately the Board of Directors' responsibility for monitoring compliance with the Code of Ethics.  The Board of Directors has delegated this responsibility to the Executive Compensation & Corporate Governance Committee which, among other things, reviews the Code periodically.  To date, no waivers of the Code have been granted.  The Company has also established a Whistle-Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Lead Director and the Chairman of the Audit Committee.  Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code of Ethics and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline or through a secure Internet reporting service  in accordance with the Company's Whistle-Blower Policy.  A copy of the Whistle-Blower Policy is available on the Company's Web Site at www.aurizon.com.

Certain of the Company's directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

The Board also requires that directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Executive Compensation & Corporate Governance Committee is responsible for identifying potential Board candidates.  The Executive Compensation & Corporate Governance Committee is composed entirely of non-executive, independent directors.  The Executive Compensation & Corporate Governance Committee determines the competencies and skills the Company's Board of Directors, as a whole, should possess; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors and recommends candidates for nomination, appointment, election and re-election to the Board and its committees.  Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Executive Compensation & Corporate Governance Committee.  The Executive Compensation & Corporate Governance Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all directors annually, and planning for the succession of the Board.  See Board Assessments below for further information.

Page | 33	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Compensation of Directors and Officers

The Executive Compensation & Corporate Governance Committee, which is composed entirely of non-executive and independent directors, is also responsible for reviewing the adequacy and form of non-executive directors' and senior officers' compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The Executive Compensation & Corporate Governance Committee annually reviews the adequacy and form of non-executive directors' compensation and makes recommendations to the Board with respect to the Company's directorship fee structure and compensation. To determine compensation payable, the Executive Compensation & Corporate Governance Committee reviews compensation paid for directors of the Company's Peer Group and companies of similar size and stage of development in the mining industry generally and determines an appropriate compensation reflecting the need to provide incentive and compensation for the responsibilities, time and effort expended by the directors while taking into account the financial and other resources of the Company.

The Executive Compensation & Corporate Governance Committee has a written charter that sets out the committee's responsibilities, structure and operations. Pursuant to its charter, and with respect to Compensation, the Executive Compensation & Corporate Governance Committee is responsible to annually:

•

Assess the CEO against the corporate objectives set by the Board, and make recommendations to the Board with respect to the performance of senior management.

•

Review and make recommendations to the Board with respect to Executive Compensation and the non-executive directors' compensation and the compensation plans in effect or proposed for the Company's senior managers and other employees, including the consideration of granting of incentive options under the Company's stock option plan.

•

Develop the corporate objectives that the CEO is responsible for meeting for the ensuing year, for recommendation to the Board.

•

Review the Company's Executive Compensation disclosure, as set out in the Statement of Executive Compensation published in the Company's annual Information Circular to Shareholders.

Pursuant to its charter, the Executive Compensation & Corporate Governance Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

Board Assessments

Each year Board members are asked to complete a detailed annual assessment questionnaire which seeks subjective comment in key areas.  The questionnaire is designed to allow Board members to evaluate how well the Board, its committees and individual directors are operating and to make suggestions for improvement.  The questionnaire is administered by the Corporate Secretary and responses are reviewed by the Chairman of the Executive Compensation & Corporate Governance Committee.  The Chairman of the Executive Compensation & Corporate Governance Committee then provides a summary of the report to the full Board and the Chief Executive Officer.  Attribution of comments to individual directors in the summary report is not made.

The Executive Compensation & Corporate Governance Committee also annually assesses the skills, effectiveness, and competencies that each existing director possesses and the contribution made by individual directors at meetings.  A matrix of each Director's qualifications, skills, experience, education and competencies is maintained and reviewed annually by the Committee.  In addition, the Committee reviews the attendance records of each director at Director and Committee meetings and the status of each Director's shareholdings with respect to the Company's Mandatory Director Share Ownership policy.  The Company's Executive Compensation & Corporate Governance Committee is also responsible for annually reviewing Board size to ensure effectiveness.  Where appropriate, the Executive Compensation & Corporate Governance Committee will make recommendations to the Board.

Page | 34	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

The Audit, the Executive Compensation & Corporate Governance and the Environment, Health, Safety & Welfare committees of the Board also periodically conduct self-assessment reviews and annually review their respective mandates and charters and applicable corporate policies.   Where appropriate, these committees will make recommendations to the full Board.

All of these assessments help identify opportunities for continuing Board and Director development and also form the basis of continuing Board participation.

After receiving the assessment reports by the various Committees, the full Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board as a whole, its committees and individual directors to determine whether changes in size, personnel or responsibilities are warranted.  Matters requiring follow-up are identified and action plans are developed and ongoing monitoring is done by the Chief Executive Officer and the Chairman of the Executive Compensation & Corporate Governance Committee to ensure satisfactory results.   The Board of Directors does not have a mandatory retirement policy for directors.

Other Board Committees

Audit Committee

The Board has an Audit Committee whose function is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's financial reporting and continuous disclosure; the Company's systems of internal controls and financial reporting processes; and the review and appraisal of the performance and independence of the Company's external auditors.  The Audit Committee is composed entirely of non-executive, independent directors.

Executive Compensation and Corporate Governance Committee

The Board has an Executive Compensation & Corporate Governance Committee whose primary function is to assist the Board of Directors by reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer, both of whom are also Directors; the non-executive directors' compensation; and the compensation plans in effect or proposed for the Company's senior managers and other employees; and recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for Board members.  The Executive Compensation & Corporate Governance Committee is also responsible for managing succession planning.  The Executive Compensation & Corporate Governance Committee is composed entirely of non-executive, independent directors.

Environment, Health, Safety and Welfare Committee

The Board has an Environment, Health, Safety & Welfare Committee to assist the Board of Directors by reviewing environmental, occupational health, safety and welfare reports of the Company; overseeing the Company's environmental and safety performance; and monitoring and reviewing current and future regulatory issues relating to the environment, health, safety and welfare and making recommendations on significant matters, where appropriate, to the Board.  The Environment, Health, Safety & Welfare Committee is composed entirely of non-executive, independent directors.

Page | 35	Aurizon Mines Ltd.

Management Information Proxy Circular	2011

Ad Hoc Special Committees

The Board does not have any other standing committees.  From time to time, ad hoc committees of the Board may be appointed.  In 2010, a special committee of the Board was constituted to assist the Board of Directors with succession planning.  The special committee is composed of a majority of non-executive, independent directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.  The policies provide coverage of up to US$30,000,000 per occurrence per policy year.  Claims under the policies are subject to a deductible of US$250,000 per securities claim and US$100,000 for all other occurrences.  The premiums for these policies for the period from December 1, 2010 to December 1, 2011, totalled $180,500.

AUDIT COMMITTEE INFORMATION

Information regarding the Company's Audit Committee, together with a copy of the Audit Committee's charter, is contained in Audit Committee Information and Schedule “A” sections of the Company's Annual Information Form filed under the Company's profile on SEDAR at www.sedar.com

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

The Company is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions.  Additional information regarding the Company is available at www.aurizon.com, on SEDAR at www.,sedar.com or on EDGAR at www.sec.gov.  Shareholders may contact the Company at: Tel: (604) 687-6600; Fax: (604) 687-3932; Email: info@aurizon.com; or Toll Free Can./U.S.: 1-888-411 request copies of the Company's financial statements and MD&A:

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR.

DATED this 7th day of April, 2011.

BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

Page | 36	Aurizon Mines Ltd.

APPENDIX I

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

I.

Board's Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.

Directors are accountable to the shareholders of the Company.

II.

Board's Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise providing oversight and stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising there from, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

III.

Composition

The Board of Directors shall be comprised of a majority of individuals who qualify as independent directors based on the criteria set forth in National Instrument 52-110 (“NI 52-110”)

In deciding whether a particular Director is an “independent Director” or a “non-independent Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of NI 52-110 and other factors considered to be relevant.

If the corporation has a significant shareholder, in addition to a majority of independent directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

A2

IV.

Independence from Management

All committees of the Board shall be made up of non-executive directors.

In addition, the Board will designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

The Company's Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

V.

Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1.

Reviewing and approving any proposed changes to the Company's Notice of Articles or Articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving payment of distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

7.

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

8.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9.

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11.

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12.

Reviewing policies and processes, as recommended by the Company's Audit Committee, to ensure that the Company's internal control and management information systems are operating properly.

13.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14.

Approving the Company's code of business ethics, which includes a communications policy for the Company and monitoring its application.

15.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.

Arranging formal orientation programs for new directors, where appropriate.

A3

VI.

Expectations and Responsibilities of Directors

The Board has adopted a set of guidelines for directors which set forth the expectations and responsibilities of directors.  The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

VII.

Directors' Remuneration and Expenses

The independent directors' remuneration is fixed by the Board upon the recommendation of the ECCG Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

VIII.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the Board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;

Business arising from the previous minutes;

Reports of committees;

President's report, financial and operational reports;

Other business;

Setting the date and time of the next meeting;

Private session for non-executive directors, without the presence of management; and

Adjournment

A4

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

VIII.

Lead Director

The Board shall designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.  The Lead Director shall also serve as Chairman of the ECCG Committee.

This Board of Directors Mandate, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.